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                                 MAXIM GROUP LLC
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174



                                  July 26, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      HEALTHCARE ACQUISITION CORP. (THE "COMPANY")
                  REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-124712)
                  --------------------------------------------------------

Ladies and Gentlemen:

         In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:30 p.m. (NYT) on Thursday, July 28, 2005, or as soon thereafter as practicable.

         In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned have effected from July 12, 2005 through the date hereof approximately the following distribution of:

         Preliminary Prospectus dated July 12, 2005

         6,200 copies to prospective institutional investors, dealers and others

         Preliminary Prospectus dated July 25, 2005

         3,200 copies to prospective institutional investors, dealers and others


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         The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.


                                      Very  truly yours,

                                      MAXIM GROUP LLC, as representative
                                               of the underwriters


                                      By: /s/ Cliff Teller
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